Exhibit 99.1

Number: C1188150

CERTIFICATE

OF

CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that BARRICK GOLD CORPORATION/SOCIETE AURIFERE BARRICK, which was duly registered as an extraprovincial company under the laws of British Columbia with certificate number A0076530, has continued into British Columbia from the Jurisdiction of ONTARIO, under the Business Corporations Act, with the name BARRICK GOLD CORPORATION/SOCIETE AURIFERE BARRICK on November 27, 2018 at 01:34 PM Pacific Time.

ELECTRONIC CERTIFICATE	Issued under my hand at Victoria, British Columbia On November 27, 2018 CAROL PREST Registrar of Companies Province of British Columbia Canada